Akerman Senterfitt LLP
335 Madison Avenue Suite 2600 New York, NY 10017 www.akerman.com 212 880 3800 tel 212 880 8965 fax Kenneth G. Alberstadt 212 880 3817 direct tel 212 880 8965 direct fax kenneth.alberstadt@akerman.com

September 10, 2009

Mr. Daniel L. Gordon
Ms. Kristi Marrone
Mail Stop 3010
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:           inVentiv Health, Inc.
Form 8-K
Filed August 6, 2009
File No. 0-30318

Dear Mr. Gordon and Ms. Marrone:

On behalf of inVentiv Health, Inc. (the “Company”), we are providing the following responses to the comment set forth in the letter of the staff of the Securities and Exchange Commission (the “Commission”) dated August 21, 2009 relating to the Company's Form 8-K filed on August 6, 2009.  For your convenience, the numbered paragraphs of this letter corresponds to the numbered paragraph of the comment letter.  The response and information described herein are based upon information provided to us by the Company.

Form 8-K filed August 6, 2009

Exhibit 99.1

1.
Please note that SEC Release No. 33-8176 "Conditions for the Use of Non-GAAP Measures" defined EBITDA as earnings before interest, taxes, depreciation, and amortization, where "earnings" is intended to mean net income.  To the extent that you disclose EBITDA in future filings, please calculate EBITDA in accordance with this definition, or do not label the non-GAAP measure as EBITDA.  Refer to Question 14 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

In future filings, the Company will calculate EBITDA in accordance with the above definition and will not use the label "EBITDA" for other non-GAAP financial measures.

***

The Company acknowledges that (i) the Company is responsible for the accuracy and adequacy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question or require any further information or documents, please telephone the undersigned at (212) 880-3817.

Very truly yours,

/s/ Kenneth G. Alberstadt

Kenneth G. Alberstadt